Exhibit 99.2

Report of Voting Results for 2024 Annual Meeting of Shareholders

TORONTO, June 6, 2024 – Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual meeting of shareholders held in-person on June 5, 2024. The matters set out below are described in greater detail in the management proxy circular dated April 22, 2024. The votes were conducted by ballot.

1.	Election of Directors

13 nominees were elected to the Thomson Reuters Board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld

David Thomson	408,706,476	99.24%	3,117,714	0.76%

Steve Hasker	411,594,083	99.94%	230,106	0.06%

Kirk E. Arnold	410,131,496	99.59%	1,692,693	0.41%

W. Edmund Clark, C.M.	401,886,171	97.59%	9,938,018	2.41%

LaVerne Council	411,571,247	99.94%	252,942	0.06%

Michael E. Daniels	409,002,810	99.31%	2,821,379	0.69%

Kirk Koenigsbauer	411,524,151	99.93%	300,038	0.07%

Deanna Oppenheimer	410,314,218	99.63%	1,509,971	0.37%

Simon Paris	410,293,717	99.63%	1,530,473	0.37%

Kim M. Rivera	411,601,992	99.95%	222,197	0.05%

Barry Salzberg	410,353,697	99.64%	1,470,492	0.36%

Peter J. Thomson	403,586,186	98.00%	8,238,003	2.00%

Beth Wilson	411,412,115	99.90%	412,075	0.10%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld

416,602,993	99.79%	883,937	0.21%

3.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters’ approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against

407,412,544	98.93%	4,411,642	1.07%

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